UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April 2023
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three months ended March 31, 2023.

Interim consolidated financial statements of North American Construction Group Ltd. for the three months ended March 31, 2023.

99.1	North American Construction Group Ltd. Announces Results for the First Quarter Ending March 31, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: April 26, 2023

NORTH AMERICAN CONSTRUCTION GROUP LTD.

2023 FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2023

NORTH AMERICAN CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders
Dear Shareholder:

The start of 2023 was very similar to how we ended 2022 and not surprising – plenty of client demand, consistent cool weather, and typical safe and effective operational performance. What is surprising is how long it has been since the fleet was operating at these levels. 2019 was a transition year as we integrated the transactions from late 2018 (Nuna acquisition, purchases of both a competitors fleet and customers ultra-class haul trucks). Following that, 2020 started with high expectations and the first two months utilization looked very promising, almost identical to this year, but in March 2020, the pandemic hit and by April our fleet utilization had dropped to a paltry 22%.
It has taken three years but we are hitting our stride and our confidence in the future is as high as it has ever been. Over these past unprecedented three years, we diligently pursued our corporate strategy and built a stronger more diversified business. Usually, I reserve historical reflections for annual reports, but this does not feel like usual times and I'm compelled to provide a brief list of some achievements over that time:
•Our first major project win with our Inuit owned Nuna JV at a Northern Ontario gold mine;
•Awarded and commenced our second mine management contract in the US;
•Completed construction and commenced operations of our remanufacturing facility, our main maintenance shop four-bay expansion, and our remanufacturing facility expansion;
•Acquired and integrated Australian-based DGI Trading Pty Ltd as well as ML Northern Services Ltd., continuing to vertically integrate and in-house maintenance services;
•Awarded and commenced the Fargo-Moorhead flood diversion project representing the largest infrastructure project in company history and our first climate resiliency project;
•Sourced core machines and completed fourteen second life rebuilds of 240-tonne and ultra-class haul trucks for our MNALP partnership for about $63 million, at an estimated 30-40% discount to new cost;
•Designed, built, and implemented our telematics system for real time machine health and operational performance monitoring and labour efficiency; and
•Doubled our internal maintenance workforce, including apprentices.
The first quarter of 2023 benefited from the momentum of the last quarter of 2022. Equipment utilization of 79% was a steady improvement from the previous 75% and resulted in another quarterly record for combined revenue. Our joint ventures executed their growing scopes at a high level and all told, we posted another outstanding EBITDA quarterly metric of $85 million at a margin of 26%. With an excellent Q1 in the books, continued strong demand, and our relentless focus on improving fleet utilization, we are pleased to be able to update our 2023 guidance with EBITDA, EPS, and free cash flow ranges now having low ends at or around previous highs.
Capital allocation based on our new free cash flow range of $100 to $115 million will, as always, be prudent and directed in a way that maximizes value. At this point in time, we still see debt repayment, dividends, and potential share repurchases similar to previous guidance with the anticipated increases allocated to growth for the expansion of external maintenance services through ML Northern and our Mikisew partnership.
It may seem strange to be so excited about what we can achieve with just a bit of normalcy and almost overly optimistic to suggest better than normal potential. Our focus over the summer will be to continue to achieve or exceed our utilization targets by winning more work for the typically under-utilized, smaller end of our fleet and, likewise, meet or exceed both our internal and our customers' expectations for safe and efficient operations.
Lastly, I would like to highlight that NACG just recently celebrated our 70th anniversary on April 13! In our business, experience matters and we have both a solid history behind us and a bright, sustainable future ahead of us. Thanks for your investment in NOA and I hope you are as excited as I am about what we can achieve in 2023 and beyond.

Regards,

Joseph Lambert
President & Chief Executive Officer
April 26, 2023

i

Management’s Discussion and Analysis
For the three months ended March 31, 2023
April 26, 2023
The following Management’s Discussion and Analysis ("MD&A") is as of April 26, 2023, and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three months ended March 31, 2023, the audited consolidated financial statements and notes that follow for the year ended December 31, 2022, and our annual MD&A for the year ended December 31, 2022.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR system at www.sedar.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "combined gross profit", "combined gross profit margin", "equity investment backlog", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "growth capital", "growth spending", "invested capital", "margin", "net debt", "senior debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis March 31, 2023	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 1 highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	March 31,
	2023	2022	Change
Revenue	$242,605	$176,711	$65,894
Total combined revenue(i)	320,617	236,586	84,031

Gross profit	40,919	21,951	18,968
Gross profit margin(i)	16.9%	12.4%	4.5%

Combined gross profit(i)	55,738	32,508	23,230
Combined gross profit margin(i)(ii)	17.4%	13.7%	3.7%

Operating income	25,527	15,642	9,885

Adjusted EBITDA(i)	84,622	57,740	26,882
Adjusted EBITDA margin(i)(iii)	26.4%	24.4%	2.0%

Net income	21,846	13,557	8,289
Adjusted net earnings(i)	25,276	14,599	10,677

Cash provided by operating activities	31,824	24,185	7,639
Cash provided by operating activities prior to change in working capital(i)	65,835	44,854	20,981

Free cash flow(i)	(26,113)	(11,321)	(14,792)

Purchase of PPE	36,496	25,265	11,231
Sustaining capital additions(i)	47,191	34,239	12,952
Growth capital additions(i)	—	—	—

Basic net income per share	$0.83	$0.48	$0.35
Adjusted EPS(i)	$0.96	$0.51	$0.45
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Revenue of $242.6 million represented a $65.9 million (or 37%) increase from Q1 2022 as the equipment utilization rates in the first quarter of 2023 remained consistent with the momentum achieved during the last quarter of 2022. Of the quarter-over-quarter increase, the equipment utilization of 79% achieved by the heavy equipment fleet was the primary driver of the revenue improvement as it compared favourably to the 65% metric in Q1 2022. Maintenance headcount levels have remained consistent which has resulted in lowering equipment repair backlog and increasing mechanical availability. Adjusted equipment and unit rates which were made effective in late Q3 2022 and reflected the specific inflationary cost pressures experienced in the Fort McMurray region, had a similar impact as utilization when comparing to Q1 2022. The purchase of the ML Northern Services Ltd.'s ("ML Northern") fuel and lube fleet, which occurred on October 1, 2022, also had a modest impact on revenue with services provided to external customers. Lastly, another ultra-class haul truck was rebuilt for the Mikisew North American Limited Partnership ("MNALP") and commissioned prior to the end of the quarter.
Combined revenue of $320.6 million represented a $84.0 million (or 36%) increase from Q1 2022. Our share of revenue generated in Q1 2023 by joint ventures and affiliates was $78.0 million, compared to $59.9 million in Q1 2022 (an increase of 30%). Top-line performance was driven by the Nuna Group of Companies ("Nuna"), as they both continued their strong project execution at the gold mine in Northern Ontario and had a strong quarter in their more traditional core business. The secondary driver of the improvement were the joint ventures dedicated to the Fargo-Moorhead flood diversion project which posted solid top-line revenue as the project ramps up. In addition to the Nuna and Fargo joint ventures, our share of revenue continues its steady growth profile from i) the expanding top-line revenue from rebuilt ultra-class and 240-ton haul trucks now directly owned by MNALP and ii) the continuous progress being made in the component rebuild programs and product offerings managed and performed by the Brake Supply North American joint venture.

Management's Discussion and Analysis March 31, 2023	M-2	North American Construction Group Ltd.

Adjusted EBITDA of $84.6 million was a significant increase from the Q1 2022 result of $57.7 million, reflecting the aforementioned revenue drivers. Adjusted EBITDA margin of 26.4% showcased solid operating performance across our various diversified work sites with quarter-over-quarter improvement reflecting the serious inflationary pressures in early 2022 which led to immediate and pervasive cost increases throughout our on-site and facility maintenance operations. As disclosed throughout 2022, the Company coordinated rate adjustments with customers and suppliers during the year to mitigate the impact of these inflationary pressures. Labour shortages in the Fort McMurray region persist but initiatives to retain heavy equipment technicians have resulted in stable headcount levels. In addition to these factors, contributions from ML Northern in lowering operating costs through more efficient fuel and lube servicing of the NACG fleet and strong sales from DGI Trading, which yields higher margins on parts and component sales, had an excellent quarter on high demand for its products. Current quarter EBITDA represented a 47% increase from the prior year result, outpacing the 36% increase in combined revenue as operating margins were generated from solid operating performance across all our various diversified work sites as we return to historical margin levels. Operating margins in the oil sands region benefited from strong performance at the four key operating sites, consistent cold weather through March 31, lower operating costs provided by ML Northern, and, most importantly, the mechanically available heavy equipment fleet.
Depreciation of our equipment fleet was 15.0% of revenue in the quarter, compared to 17.4% in Q1 2022, and benefited from the cascading effect of higher mechanical availability driving higher operating hours, which in turn drove higher revenue. Our internal maintenance programs continue to produce low-cost and longer life components which is impacting depreciation rates. In addition to these factors, diversification efforts into less capital intensive services have had a noticeable impact on the depreciation percentage.
General and administrative expenses (excluding stock-based compensation) were $8.2 million, or 3.4% of revenue. This compared to $5.0 million, or 2.8% of revenue in Q1 2022 which benefited from a one-time Fargo joint venture receipt which was recognized as a recovery and was $8.2 million, or 4.6% of revenue, when excluding this one-time item. Consistent gross costs were incurred as increases from ML Northern and cost items impacted by inflation being fully offset by cost reductions in discretionary areas and incremental G&A recoveries from our joint ventures.
Cash related interest expense for the quarter was $7.0 million at an average cost of debt of 6.7%, compared to 4.5% in Q1 2022, as rate increases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing.
Adjusted EPS of $0.96 on adjusted net earnings of $25.3 million is up 88.2% from the prior year figure of $0.51 and is consistent with adjusted EBITDA performance as depreciation, tax, and interest tracked consistently with the prior year. Weighted-average common shares outstanding for the first quarters of 2023 and 2022 were relatively stable at 26,415,004 and 28,426,757, respectively, net of shares classified as treasury shares.
Free cash flow was a use of cash of $26.1 million and was the result of adjusted EBITDA of $84.6 million, as detailed above, offset by sustaining capital additions ($47.2 million), cash interest paid ($6.9 million), and the impacts of changes in our working capital accounts ($34.0 million). This working capital change is similar to Q1 2022 and is consistent with past seasonal impacts of our annual business cycle. In particular this quarter, the changes in accounts receivable and payable ($22.2 million) reflected net impacts of the aforementioned strong demand we experienced right through the end of the quarter. As stated in the previous disclosures regarding our annual capital spending, our program is front-loaded and Q1 2023 is similar in proportion to the 35% to 40% of annual sustaining capital we typically spend in the first quarter. The remaining modest drivers for free cash flow generation were i) the timing impacts of capital work in process and capital inventory which require cash investment as we continue to rebuild ultra-class haul trucks for MNALP and ii) cash management within our joint ventures which require cash discipline to manage their capital spending and working capital balances.

Management's Discussion and Analysis March 31, 2023	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three months ended March 31, 2023 results

	Three months ended
	March 31,
(dollars in thousands, except per share amounts)	2023	2022	Change
Revenue	$242,605	$176,711	$65,894
Cost of sales(i)	165,301	124,068	41,233
Depreciation	36,385	30,692	5,693
Gross profit	$40,919	$21,951	$18,968
Gross profit margin(ii)	16.9%	12.4%	4.5%
General and administrative expenses (excluding stock-based compensation)	8,243	4,955	3,288
Stock-based compensation expense	5,936	1,277	4,659
Operating income	25,527	15,642	9,885
Interest expense, net	7,311	4,682	2,629
Net income	21,846	13,557	8,289

Adjusted EBITDA(ii)	84,622	57,740	26,882
Adjusted EBITDA margin(ii)(iii)	26.4%	24.4%	2.0%

Per share information
Basic net income per share	$0.83	$0.48	$0.35
Diluted net income per share	$0.71	$0.43	$0.28
Adjusted EPS(ii)	$0.96	$0.51	$0.45
(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Revenue from wholly-owned entities per financial statements	$242,605	$176,711
Share of revenue from investments in affiliates and joint ventures	189,485	125,430
Elimination of joint venture subcontract revenue	(111,473)	(65,555)
Total combined revenue(i)	$320,617	$236,586
(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Gross profit from wholly-owned entities per financial statements	$40,919	$21,951
Share of gross profit from investments in affiliates and joint ventures	14,819	10,557
Combined gross profit(i)	$55,738	$32,508

(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2023	M-4	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Net income	$21,846	$13,557
Adjustments:
Loss on disposal of property, plant and equipment	1,213	77
Stock-based compensation expense	5,936	1,277
Net unrealized gain on derivative financial instruments	(2,509)	—
Net unrealized loss on derivative financial instruments included in equity earnings in affiliates and joint ventures	434	—
Tax effect of the above items	(1,644)	(312)
Adjusted net earnings(i)	25,276	14,599
Adjustments:
Tax effect of the above items	1,644	312
Interest expense, net	7,311	4,682
Income tax expense	8,402	3,644
Equity earnings in affiliates and joint ventures(i)	(9,523)	(6,241)
Equity investment EBIT(i)	9,964	7,688
Adjusted EBIT(i)	43,074	24,684
Adjustments:
Depreciation and amortization	36,691	30,887
Equity investment depreciation and amortization(i)	4,857	2,169
Adjusted EBITDA(i)	$84,622	$57,740
Adjusted EBITDA margin(ii)	26.4%	24.4%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Equity earnings in affiliates and joint ventures	$9,523	$6,241
Adjustments:
Interest expense, net	357	757
Income tax expense	124	690
Gain on disposal of property, plant and equipment	(40)	—
Equity investment EBIT(i)	$9,964	$7,688
Depreciation	$4,677	$1,993
Amortization of intangible assets	180	176
Equity investment depreciation and amortization(i)	$4,857	$2,169
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2023	M-5	North American Construction Group Ltd.

Analysis of three months ended March 31, 2023 results
Revenue
A breakdown of revenue by source is as follows:

	Three months ended
	March 31,
	2023	2022
Revenue by source
Operations support services	$229,457	$172,401
Equipment and component sales	9,359	4,310
Construction services	3,789	—
	$242,605	$176,711
For the three months ended March 31, 2023, revenue was $242.6 million, up from $176.7 million in the same period last year. Strong productivity driven by higher equipment availability and utilization resulted in revenue growth across all major oilsands sites. Utilization has increased to 79%, up from 65% in the same period last year, as a result of consistent maintenance headcounts resulting in lower maintenance department repair backlog and increasing mechanical availability. In addition to higher equipment availability and utilization, Q1 2022 was heavily impacted by shortages in heavy equipment technicians and general workforce availability caused by high case counts of the COVID-19 Omicron variant, while Q1 2023 was not impacted by these factors to the same extent. Of similar impact in the quarter were the adjusted equipment and unit rates which were made effective in late Q3 2022. The purchase of ML Northern's fuel and lube fleet, which occurred on October 1, 2022, also had a modest impact on revenue with services provided to external customers. Lastly, another ultra-class haul truck was rebuilt for MNALP and commissioned prior to the end of the quarter.
Gross profit
A breakdown of cost of sales is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Salaries, wages, and benefits	$68,024	$59,690
Repair parts and consumable supplies	49,485	24,565
Subcontractor services	32,610	18,496
Equipment and component sales	6,729	5,393
Third-party equipment rentals	3,697	8,075
Fuel	2,645	6,057
Other	2,111	1,792
Cost of sales	$165,301	$124,068
For the three months ended March 31, 2023, gross profit was $40.9 million with a 16.9% gross profit margin, up from gross profit of $22.0 million, and up from a 12.4% gross profit margin in the same period last year. Gross profit and gross profit margin benefited from the higher availability and utilization of the heavy equipment fleet. The Q1 2023 increase in utilization was driven by higher maintenance headcounts when compared to Q1 2022, resulting in reduced backlog repairs and increased mechanical availability. In addition to higher equipment availability and utilization, Q1 2022 was heavily impacted by shortages in heavy equipment technicians and general workforce availability caused by high case counts of the COVID-19 Omicron variant, while Q1 2023 was not impacted. The adjusted equipment and unit rates, which were made effective in late Q3 2022, had a similar revenue impact as utilization improvements in the quarter.

For the three months ended March 31, 2023, depreciation was $36.4 million, or 15.0% of revenue, up from $30.7 million, or 17.4% of revenue, in the same period last year. The decreased depreciation percentage in the current quarter is largely related to the higher mechanical availability that drove up operating hours compared to Q1 2022. Our internal maintenance program also provides lower cost and longer life components, which has a positive impact on our depreciation rates.

Management's Discussion and Analysis March 31, 2023	M-6	North American Construction Group Ltd.

Operating income
For the three months ended March 31, 2023, we recorded operating income of $25.5 million, an increase of $9.9 million from the $15.6 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $8.2 million (or 3.4% of revenue) for the quarter, higher than the $5.0 million (or 2.8% of revenue) in the prior year. Prior year general and administrative expenses benefited from a one-time recovery and was $8.2 million or 4.6% of revenue when excluding this one-time item. The consistent increase in gross costs were the result of increases from ML Northern and certain cost items impacted by inflation being fully offset by cost reductions in discretionary areas and additional G&A recoveries from our joint ventures. Stock-based compensation expense increased by $4.7 million compared to the prior year due to the impact of the increased share price on the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended
	March 31,
(dollars in thousands)	2023	2022	Change
Credit Facility	$2,658	$1,429	$1,229
Convertible debentures	1,692	1,692	—
Interest on customer supply chain financing	1,230	228	1,002
Equipment financing(i)	806	891	(85)
Mortgage	330	254	76
Amortization of deferred financing costs	289	281	8
Interest expense	7,005	4,775	2,230
Other interest expense (income)	306	(93)	399
Total interest expense, net	$7,311	$4,682	$2,629
Equity earnings in affiliates and joint ventures	$(9,523)	$(6,241)	$(3,282)
Net unrealized gain on derivative financial instruments	(2,509)	—	(2,509)
Income tax expense	8,402	3,644	4,758

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Total interest expense was $7.3 million during the three months ended March 31, 2023, an increase from $4.7 million in Q1 2022. The increase can be primarily attributed to the higher balance on the Credit Facility and increases in the variable rate on the Credit Facility leading to increased interest expense incurred and the increase of interest on customer supply chain financing. Cash related interest expense for the three months ended March 31, 2023, calculated as interest expense excluding amortization of deferred financing costs of $0.3 million, was $7.0 million and represents an average cost of debt of 6.7% when factoring in the Credit Facility balances during the quarter (compared to 4.5% for the three months ended March 31, 2022).
For the three months ended March 31, 2023, we recognized an unrealized gain of $2.5 million on a swap agreement (Q1 2022 - $nil).
We recorded deferred income tax expense of $7.3 million and $3.5 million for the three months ended March 31, 2023, and 2022, respectively as net earnings in the current quarter were higher than Q1 2022.
Equity earnings in affiliates and joint ventures
Equity earnings in affiliates and joint ventures was generated by the Nuna Group of Companies and the other joint ventures accounted for using the equity method. Earnings of $9.5 million for the three months ended March 31, 2023, are up from $6.2 million in the same period last year as Nuna continued their strong project execution at the gold mine in Northern Ontario and other various joint venture initiatives continue to gain momentum: i) the investments by MNALP in ultra-class haul trucks, ii) the consistent progress being made in the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the ramp up on its project schedule by the joint ventures dedicated to the Fargo-Moorhead flood diversion project.

Three months ended March 31, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$56,577	$118,195	$13,300	$1,413	$189,485
Gross profit	7,047	3,950	3,809	13	14,819
Income before taxes	5,172	3,118	1,450	(58)	9,682
Net income	5,048	3,118	1,415	(58)	9,523

Management's Discussion and Analysis March 31, 2023	M-7	North American Construction Group Ltd.

Three months ended March 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$42,567	$66,403	$14,043	$2,417	$125,430
Gross profit	7,289	1,602	1,206	460	10,557
Income before taxes	5,317	1,410	(102)	306	6,931
Net income	4,627	1,410	(102)	306	6,241
Net income and comprehensive income
For the three months ended March 31, 2023, we recorded $21.9 million of net income and comprehensive income (basic net income per share of $0.83 and diluted net income per share of $0.71), compared to $13.5 million net income and comprehensive income (basic net income per share of $0.48 and diluted net income per share of $0.43) recorded for the same period last year.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Net income	$21,846	$13,557
Interest from convertible debentures (after tax)	1,462	1,451
Diluted net income available to common shareholders	$23,308	$15,008

Adjusted net earnings(i)	$25,276	$14,599

Weighted-average number of common shares	26,415,004	28,426,757
Weighted-average number of diluted common shares	32,942,717	35,110,018

Basic net income per share	$0.83	$0.48
Diluted net income per share	$0.71	$0.43
Adjusted EPS(i)	$0.96	$0.51
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021(iv)
Revenue	$242.6	$233.4	$191.4	$168.0	$176.7	$181.0	$166.0	$139.3
Gross profit(i)	40.9	42.6	24.6	12.4	22.0	23.1	21.7	14.5
Adjusted EBITDA(i)	84.6	85.9	60.1	41.6	57.7	56.3	47.5	42.4
Net income and comprehensive income	21.9	26.1	20.6	7.5	13.5	15.3	14.0	2.7
Basic net income per share(ii)	$0.83	$0.99	$0.75	$0.27	$0.48	$0.54	$0.49	$0.10
Diluted net income per share(ii)	$0.71	$0.84	$0.65	$0.25	$0.43	$0.48	$0.44	$0.09
Adjusted EPS(i)(ii)	$0.96	$1.10	$0.65	$0.17	$0.51	$0.59	$0.50	$0.32
Cash dividend per share(iii)	$0.10	$0.08	$0.08	$0.08	$0.08	$0.04	$0.04	$0.04
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see "Financial Highlights" in our annual MD&A for the year ended December 31, 2022.

Management's Discussion and Analysis March 31, 2023	M-8	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)		March 31, 2023	December 31, 2022	Change
Cash		$15,659	$69,144	$(53,485)
Working capital assets
Accounts receivable		$92,305	$83,811	$8,494
Contract assets		9,739	15,802	(6,063)
Inventories		53,264	49,898	3,366
Prepaid expenses and deposits		9,535	10,587	(1,052)
Working capital liabilities
Accounts payable		(81,377)	(102,549)	21,172
Accrued liabilities		(30,954)	(43,784)	12,830
Contract liabilities		(4)	(1,411)	1,407
Total net working capital (excluding cash)(i)		$52,508	$12,354	$40,154

Property, plant and equipment		$663,476	$645,810	$17,666
Total assets		950,015	979,513	(29,498)

Credit Facility(ii)		$150,000	$180,000	$(30,000)
Equipment financing(ii)(iii)		90,916	85,931	4,985
Senior debt(i)		240,916	265,931	(25,015)
Convertible debentures(ii)		129,750	129,750	—
Mortgage(ii)	0	29,033	29,231	(198)
Total debt(i)		399,699	424,912	(25,213)
Cash		(15,659)	(69,144)	53,485
Net debt(i)		384,040	355,768	28,272
Total shareholders' equity		326,219	305,919	20,300
Invested capital(i)		$710,259	$661,687	$48,572
(i)See "Non-GAAP Financial Measures".
(ii)Includes current portion.
(iii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
As at March 31, 2023, we had $15.7 million in cash and $118.0 million unused borrowing availability on the Credit Facility for a total liquidity of $133.7 million (defined as cash plus available and unused Credit Facility borrowings).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at March 31, 2023, our total available capital liquidity was $172.2 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee.

(dollars in thousands)	March 31, 2023	December 31, 2022
Credit Facility limit	$300,000	$300,000
Finance lease borrowing limit	175,000	175,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(240,916)	(265,931)
Letters of credit	(32,017)	(32,030)
Joint venture guarantee	(65,558)	(53,744)
Cash	15,659	69,144
Total capital liquidity(i)	$172,168	$212,439
(i)See "Non-GAAP Financial Measures".
As at March 31, 2023, we had $4.8 million in trade receivables that were more than 30 days past due compared to $1.4 million as at December 31, 2022. As at March 31, 2023, and December 31, 2022, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade receivables. We continue to monitor the credit worthiness of our customers. As at March 31, 2023, holdbacks totaled $0.5 million, up from $0.4 million as at December 31, 2022.

Management's Discussion and Analysis March 31, 2023	M-9	North American Construction Group Ltd.

Capital additions

Reconciliation to Statements of Cash Flows	Three months ended,
	March 31,
(dollars in thousands)	2023	2022
Purchase of PPE	$36,496	$25,265
Additions to intangibles	2	1,573
Gross capital expenditures	$36,498	$26,838
Proceeds from sale of PPE	(1,198)	(518)
Change in capital inventory and capital work in progress(i)	(5,129)	(776)
Capital expenditures, net(i)	$30,171	$25,544
Finance lease additions	17,020	8,695
Capital additions(i)	$47,191	$34,239
(i)See "Non-GAAP Financial Measures".

Sustaining and growth additions	Three months ended,
	March 31,
(dollars in thousands)	2023	2022
Sustaining	$30,171	$25,544
Growth	—	—
Capital expenditures, net(i)	$30,171	$25,544
Sustaining	$17,020	$8,695
Growth	—	—
Finance lease additions	$17,020	$8,695
Sustaining	$47,191	$34,239
Growth	—	—
Capital additions(i)	$47,191	$34,239
(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended March 31, 2023, were $47.2 million ($34.2 million in Q1 2022). The current quarter spend was fully comprised of sustaining capital additions, consistent with Q1 2022. The majority of sustaining capital additions were incurred on routine maintenance of the existing fleet. The remaining spending relates to the purchase of smaller heavy equipment assets to maintain the current fleet. Sustaining capital additions are typically front-weighted in the year primarily for these two reasons (additions in the first quarters of 2022 and 2021 were 30% and 36%, respectively, of full year spending). Further to the current quarter capital additions is the purchase of equipment upon the wind up of the Dene North Site Services ("DNSS") partnership, totaling $2.6 million.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three months ended March 31, 2023, was $17.0 million ($8.7 million in the prior year). Our equipment fleet is currently split among owned (65%), finance leased (31%) and rented equipment (4%).
Summary of capital additions in affiliates and joint ventures
Not included in the reconciliation of capital additions above are capital additions made by our affiliates and joint ventures. The table below reflects our share of such capital additions (disposals).

	Three months ended,
	March 31,
(dollars in thousands)	2023	2022
Nuna	$(225)	$4,868
MNALP	5,019	—
Fargo	2,742	989
Other	(1,272)	919
Share of affiliate and joint venture capital additions(i)	$6,264	$6,776
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2023	M-10	North American Construction Group Ltd.

Capital additions within the Nuna joint ventures are considered to be sustaining in nature while the capital additions made by the MNALP and Fargo joint ventures were growth given they represent initial investments.
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2022.
Summary of consolidated cash flows

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Cash provided by operating activities	$31,824	$24,185
Cash used in investing activities	(40,917)	(26,811)
Cash (used in) provided by financing activities	(44,447)	6,156
(Decrease) increase in cash	$(53,540)	$3,530
Operating activities

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Cash provided by operating activities prior to change in working capital(i)	$65,835	$44,854
Net changes in non-cash working capital	(34,011)	(20,669)
Cash provided by operating activities	$31,824	$24,185
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended March 31, 2023, was $31.8 million, compared to cash provided by operating activities of $24.2 million for the three months ended March 31, 2022. The increase in cash flow in the current year period is largely a result of increased net income in the quarter and an increase to dividends and advances received from affiliates and joint ventures, offset by the impact of changes in our working capital accounts. Cash provided by (used in) the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Accounts receivable	$(8,494)	$11,082
Contract assets	6,063	(943)
Inventories	(3,366)	(9,485)
Contract costs	—	653
Prepaid expenses and deposits	1,004	2,450
Accounts payable	(13,672)	(11,186)
Accrued liabilities	(14,139)	(11,539)
Contract liabilities	(1,407)	(1,701)
Net change in non-cash working capital	$(34,011)	$(20,669)
Investing activities
Cash used in investing activities for the three months ended March 31, 2023, was $40.9 million, compared to cash used in investing activities of $26.8 million for the three months ended March 31, 2022. Current period investing activities largely relate to $36.5 million for the purchase of property, plant and equipment and net repayments of loans to affiliates and joint ventures of $5.2 million, partially offset by $1.2 million cash received on the disposal of property, plant and equipment. Prior year investing activities included $25.3 million for the purchase of property, plant and equipment, $1.6 million for the addition to intangible assets for the telematics program, partially offset by $0.5 million cash received on the disposal of property, plant and equipment.

Management's Discussion and Analysis March 31, 2023	M-11	North American Construction Group Ltd.

Financing activities
Cash used in financing activities during the three months ended March 31, 2023, was $44.4 million, which included $42.2 million of long-term debt repayments and $2.1 million for the dividend payment. Cash provided by financing activities during the three months ended March 31, 2022, was $6.2 million, which included proceeds from long-term debt of $20.0 million, offset by $11.8 million of long-term debt repayments, $1.1 million for the dividend payment and $0.9 million from the share purchase program.
Free cash flow

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Cash provided by operating activities	$31,824	$24,185
Cash used in investing activities	(40,917)	(26,811)
Capital additions financed by leases	(17,020)	(8,695)
Free cash flow(i)	$(26,113)	$(11,321)
(i)See "Non-GAAP Financial Measures".
Free cash flow was a use of cash of $26.1 million in the quarter primarily due to the consumption of $34.0 million by our working capital accounts. This working capital draw on cash is similar to Q1 2022 and is consistent with past seasonal impacts of our annual business cycle. Adjusted EBITDA generated $84.6 million, mentioned above, and when factoring in sustaining capital additions ($47.2 million) and cash interest paid ($6.9 million), positive cash of $30.5 million was generated by the overall business in the quarter but was impacted by joint venture management and other routine timing considerations.
Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of March 31, 2023, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at March 31, 2023, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2023	2024	2025	2026	2027 and thereafter
Credit Facility	$176,340	$7,856	$10,456	$158,028	$—	$—
Convertible debentures	159,900	5,489	6,861	6,861	59,789	80,900
Equipment financing(i)	95,940	35,945	37,726	10,789	8,220	3,260
Mortgage	42,359	1,337	1,783	1,783	1,783	35,673
Operating leases(ii)	12,311	1,008	766	1,298	1,185	8,054
Non-lease components of lease commitments(iii)	2,529	(902)	227	470	402	2,332
Supplier contracts	9,035	9,035	—	—	—	—
Contractual obligations	$498,414	$59,768	$57,819	$179,229	$71,379	$130,219
(i)Finance leases, included in equipment financing, are net of receivable on heavy equipment operating subleases of $3,373 (2023 - $3,373).
(ii)Operating leases are net of receivables on subleases of $1,751 (2023 - $1,251; 2024 - $500).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $1,066 (2023 - $864; 2024 - $202). These commitments include common area maintenance, management fees, property taxes, and parking related to operating leases.
Contractual obligations of $498.4 million as at March 31, 2023, decreased from $537.5 million as at December 31, 2022, primarily related to decreases in the Credit Facility balance of $39.8 million and supplier contracts of $4.3 million, offset by increases in equipment financing of $6.3 million. We have no off-balance sheet arrangements.

Management's Discussion and Analysis March 31, 2023	M-12	North American Construction Group Ltd.

Credit Facility
On September 20, 2022, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $300.0 million, with the ability to increase the maximum borrowings by an additional $50.0 million subject to certain conditions, and permits finance lease debt to a limit of $175.0 million. This amended agreement extended the maturity to October 8, 2025, with an option to extend on an annual basis, subject to certain conditions. The amended facility maintains financial covenant thresholds as well as other debt limits.
As at March 31, 2023, the Credit Facility had borrowings of $150.0 million (December 31, 2022 - $180.0 million) and $32.0 million in issued letters of credit (December 31, 2022 - $32.0 million). At March 31, 2023, our borrowing availability under the Credit Facility was $118.0 million (December 31, 2022 - $88.0 million).
Under the terms of the Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 3.0:1. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.50:1 for four quarters following the acquisition. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at March 31, 2023, we were in compliance with the Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
For a complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, allowable finance lease debt, and our credit rating, see "Liquidity and Capital Resources - Credit Facility" in our most recent annual MD&A.
Debt ratings
On March 21, 2023, S&P Global Ratings ("S&P") reiterated our Company outlook as "stable" and maintained our long-term corporate credit rating at "B+". For a complete discussion on debt ratings, see "Capital Structure and Securities - Debt Ratings" in our most recent AIF for the year ended December 31, 2022.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at April 21, 2023, there were 27,827,282 voting common shares outstanding, which included 1,418,362 voting common shares held by the trust and classified as treasury shares on our Consolidated Balance Sheets (27,827,282 common shares, including 1,412,502 common shares classified as treasury shares at March 31, 2023).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures

	March 31, 2023	December 31, 2022
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750

Management's Discussion and Analysis March 31, 2023	M-13	North American Construction Group Ltd.

The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Original conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	2,691
Interest on the 5.50% convertible debenture is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024, at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026, at a redemption price equal to the principal amount. In each case, the Company is required to pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Share purchase program
On April 9, 2021, we commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the three months ended March 31, 2022, we purchased and subsequently cancelled 48,592 shares under this NCIB, at an average price of $17.86 per share. This resulted in a decrease to common shares of $0.4 million and a decrease to additional paid-in capital of $0.5 million. This NCIB terminated April 8, 2022. On a combined basis, a total of 119,592 shares were purchased and cancelled under this NCIB.
On April 11, 2022, we commenced a NCIB under which a maximum number of 2,113,054 common shares were authorized to be purchased. As at December 31, 2022, we purchased and subsequently cancelled 2,113,054 shares under this NCIB, at an average price of $15.45 per share.
There were no share purchases during the three months ended March 31, 2023.
Swap Agreement
On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. During the three months ended March 31, 2023, the Company recognized an unrealized gain of $2.5 million on this agreement based on the difference between the par value of the converted shares and the expected price of the Company’s shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 458,400 shares at a par value of $18.94 (December 31, 2022 - 200,678 shares at a par value of $14.38, and an additional 152,100 shares at a par value of $17.84). The fair value of the shares as at March 31, 2023, was $22.54 (December 31, 2022 - $18.08). The fair value of this swap is recorded in other assets on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income. This swap agreement is expected to mature in October 2023.

Management's Discussion and Analysis March 31, 2023	M-14	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of backlog as at March 31, 2023, and the preceding quarter, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	March 31, 2023	December 31, 2022
Remaining performance obligations per financial statements	$162,275	$52,526
Add: undefined committed volumes	283,003	516,311
Backlog(i)	$445,278	$568,837
Equity method investment backlog(i)	684,508	717,849
Combined backlog(i)	$1,129,786	$1,286,686
(i)See "Non-GAAP Financial Measures".
Backlog decreased $123.6 million, on a net basis, during three months ended March 31, 2023. Revenue generated from backlog during the three months ended March 31, 2023, was $215.1 million and we estimate that $378.1 million of our backlog reported above will be performed over the balance of 2023 (combined total of $593.2 million). For the year ended December 31, 2022, revenue generated from backlog was $433.6 million.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2022.
Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, we elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, we elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene
North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of our investments in affiliates and joint ventures. We have accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. For full disclosure, refer to note 22 in our Financial Statements for December 31, 2021.
Changes in presentation
During the third quarter of 2022, the Company updated the presentation of project and equipment costs within the Consolidated Statement of Operations and Comprehensive Income to be combined as cost of sales. There has been no change in the Company’s accounting policy or change in the composition of the amounts now recognized within cost of sales. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
During the first quarter of 2023, the Company updated the presentation of finance lease obligations within the Consolidated Balance Sheets to be included in long-term debt. Within the long-term debt note, finance lease obligations, financing obligations, and promissory notes have been combined as equipment financing. Finance lease obligations are the finance lease liabilities recognized in accordance with the Company's lease policy which is disclosed in our Annual Report. Financing obligations arise when the Company finances its owned equipment. There has been no change in the Company’s accounting policy for finance lease obligations or change in the recognition or measurement of the related balances now recognized within long-term debt. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our

Management's Discussion and Analysis March 31, 2023	M-15	North American Construction Group Ltd.

business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income. These adjustments are tax effected in the calculation of adjusted net earnings.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 4 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ gross profit on our adjusted EBITDA margin.

Management's Discussion and Analysis March 31, 2023	M-16	North American Construction Group Ltd.

"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. For clarity, based on this definition cash generated by joint venture is reported as free cash flow upon issuance of dividends or advances. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Growth capital" is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Supplementary Financial Measures

Management's Discussion and Analysis March 31, 2023	M-17	North American Construction Group Ltd.

"Gross profit margin" represents gross profit as a percentage of revenue.
"Total net working capital (excluding cash)" represents net working capital, less the cash balance.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of March 31, 2023, such disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
There have been no significant changes to our internal controls over financial reporting ("ICFR") for the three months ended March 31, 2023, that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see "Our Business - Health, Safety and Environmental" in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2023, we had 206 salaried employees (March 31, 2022 - 196 salaried employees) and 1,719 hourly employees (March 31, 2022 - 1,657 hourly employees) in our western Canadian operations (excluding employees employed by affiliates and joint ventures). Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (March 31, 2022 - 84% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.

Management's Discussion and Analysis March 31, 2023	M-18	North American Construction Group Ltd.

OUTLOOK
Our expectation of projected free cash flows for the full year 2023, in the range of $100 to $115 million, has increased from previous reporting and would improve our liquidity position. We maintain our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our diversification and growth objectives.

Key measures	2023
Adjusted EBITDA(i)	$255 - $275M
Sustaining capital(i)	$120 - $130M
Adjusted EPS(i)	$2.40 - $2.60
Free cash flow(i)	$100 - $115M

Capital allocation
Deleverage	$70 - $80M
Shareholder activity(ii)	$15 - $25M
Growth spending(i)	$5 - $10M

Leverage ratios
Senior debt(i)	1.0x - 1.2x
Net debt(i)	1.1x - 1.3x
(i)See "Non-GAAP Financial Measures".
(ii)Shareholder activity includes common shares purchased under a NCIB, dividends paid and the purchase of treasury shares.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect.
•Our belief that joint venture initiatives will continue to gain momentum as drivers of our combined revenue.
•Our belief that there is minimal risk in the collection of our trade receivables.
•All statements regarding levels of backlog and the periods of time over which we expect to perform backlog.
•Our expectation that we will maintain compliance with financial covenants during the next twelve-month period.
•Our expectation of free cash flows, in the range of $100 to $115 million, will improve liquidity over 2023.
•Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue opportunities to continue our diversification and growth objectives.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•commodity prices, in the markets we service, remaining stable and not dropping significantly for the remainder of 2023;
•oil sands production continuing to be resilient;
•continuing demand for heavy construction and earth-moving services, including that actual demand will exceed contractually committed demand at levels consistent with past experience;

Management's Discussion and Analysis March 31, 2023	M-19	North American Construction Group Ltd.

•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency, and risk management.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2022, and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" above, "Assumptions" and "Business Risk Factors" in our annual MD&A for the year ended December 31, 2022, and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market, and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed to at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company's financial assets and liabilities held, non-trading physical assets, and contract portfolios. We have experienced no material change in market risk as of the quarter ended March 31, 2023. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2022.

Management's Discussion and Analysis March 31, 2023	M-20	North American Construction Group Ltd.

ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2022, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our Company website at www.nacg.ca.

Management's Discussion and Analysis March 31, 2023	M-21	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	March 31, 2023	December 31, 2022
Assets
Current assets
Cash		$15,659	$69,144
Accounts receivable	3, 6	92,305	83,811
Contract assets	4(b)	9,739	15,802
Inventories	5	53,264	49,898
Prepaid expenses and deposits		9,535	10,587
Assets held for sale		373	1,117
		180,875	230,359
Property, plant and equipment, net of accumulated depreciation of $394,057 (December 31, 2022 – $387,358)		663,476	645,810
Operating lease right-of-use assets		14,289	14,739
Intangible assets		6,593	6,773
Investments in affiliates and joint ventures	6	76,703	75,637
Other assets		8,079	5,808
Deferred tax assets		—	387
Total assets		$950,015	$979,513
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$81,377	$102,549
Accrued liabilities		30,954	43,784
Contract liabilities	4(b)	4	1,411
Current portion of long-term debt	7	42,818	42,089
Current portion of operating lease liabilities		2,561	2,470
		157,714	192,303
Long-term debt	7	352,719	378,452
Operating lease liabilities		12,385	12,376
Other long-term obligations		21,946	18,576
Deferred tax liabilities		79,032	71,887
		623,796	673,594
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2023 - 27,827,282 (December 31, 2022 – 27,827,282))	8(a)	229,455	229,455
Treasury shares (March 31, 2023 - 1,412,502 (December 31, 2022 - 1,406,461))	8(a)	(16,554)	(16,438)
Additional paid-in capital		23,231	22,095
Retained earnings		89,726	70,501
Accumulated other comprehensive income		361	306
Shareholders' equity		326,219	305,919
Total liabilities and shareholders’ equity		$950,015	$979,513
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended
		March 31,
	Note	2023	2022
Revenue	4, 6	$242,605	$176,711
Cost of sales	2, 9	165,301	124,068
Depreciation		36,385	30,692
Gross profit		40,919	21,951
General and administrative expenses		14,179	6,232
Loss on disposal of property, plant and equipment		1,213	77
Operating income		25,527	15,642
Interest expense, net	10	7,311	4,682
Equity earnings in affiliates and joint ventures	6	(9,523)	(6,241)
Net unrealized gain on derivative financial instruments	11(b)	(2,509)	—
Income before income taxes		30,248	17,201
Current income tax expense		1,136	162
Deferred income tax expense		7,266	3,482
Net income		21,846	13,557
Other comprehensive income
Unrealized foreign currency translation (gain) loss		(55)	9
Comprehensive income		$21,901	$13,548
Per share information
Basic net income per share	8(b)	$0.83	$0.48
Diluted net income per share	8(b)	$0.71	$0.43
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Equity
Balance at December 31, 2021	$246,944	$(17,802)	$37,456	$11,863	$2	$278,463
Net income	—	—	—	13,557	—	13,557
Unrealized foreign currency translation loss	—	—	—	—	(9)	(9)
Dividends ($0.08 per share)	—	—	—	(2,277)	—	(2,277)
Share purchase program	(391)	—	(477)	—	—	(868)
Purchase of treasury shares	—	(67)	—	—	—	(67)
Stock-based compensation	—	—	1,149	—	—	1,149
Balance at March 31, 2022	$246,553	$(17,869)	$38,128	$23,143	$(7)	$289,948

Balance at December 31,2022	$229,455	$(16,438)	$22,095	$70,501	$306	$305,919
Net income	—	—	—	21,846	—	21,846
Unrealized foreign currency translation gain	—	—	—	—	55	55
Dividends ($0.10 per share)	—	—	—	(2,621)	—	(2,621)
Purchase of treasury shares	—	(116)	—	—	—	(116)
Stock-based compensation	—	—	1,136	—	—	1,136
Balance at March 31, 2023	$229,455	$(16,554)	$23,231	$89,726	$361	$326,219
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended
		March 31,
	Note	2023	2022
Cash provided by (used in)
Operating activities:
Net income		$21,846	$13,557
Adjustments to reconcile net income to cash from operating activities:
Depreciation		36,385	30,692
Amortization of deferred financing costs	10	289	281
Loss on disposal of property, plant and equipment		1,213	77
Net unrealized gain on derivative financial instruments		(2,509)	—
Stock-based compensation expense		5,937	1,277
Equity earnings in affiliates and joint ventures	6	(9,523)	(6,241)
Dividends and advances received from affiliates and joint ventures	6	4,277	1,396
Other adjustments to cash from operating activities		654	333
Deferred income tax expense		7,266	3,482
Net changes in non-cash working capital	12(b)	(34,011)	(20,669)
		31,824	24,185
Investing activities:
Purchase of property, plant and equipment		(36,496)	(25,265)
Additions to intangible assets		(2)	(1,573)
Proceeds on disposal of property, plant and equipment		1,198	518
Investment in affiliates and joint ventures	6	—	(163)
Net payment on the wind up of affiliates and joint ventures	6	(387)	—
Net repayments and advances of loans to affiliates and joint ventures		(5,230)	(328)
		(40,917)	(26,811)
Financing activities:
Proceeds from long-term debt	7	—	20,000
Repayment of long-term debt	7	(42,233)	(11,771)
Dividends paid	8(d)	(2,098)	(1,138)
Share purchase program		—	(868)
Purchase of treasury shares	8(a)	(116)	(67)
		(44,447)	6,156
(Decrease) increase in cash		(53,540)	3,530
Effect of exchange rate on changes in cash		55	(9)
Cash, beginning of period		69,144	16,601
Cash, end of period		$15,659	$20,122
Supplemental cash flow information (note 12(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2023
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company") was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships, and joint ventures.
The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favorable for this type of work. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
During the third quarter of 2022, the Company updated the presentation of project and equipment costs within the Consolidated Statement of Operations and Comprehensive Income to be combined as cost of sales. There has been no change in the Company’s accounting policy or change in the composition of the amounts now recognized within cost of sales. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
During the first quarter of 2023, the Company updated the presentation of finance lease obligations within the Consolidated Balance Sheets to be included in long-term debt. Within the long-term debt note, finance lease obligations, financing obligations, and promissory notes have been combined as equipment financing. Finance lease obligations are the finance lease liabilities recognized in accordance with the Company's lease policy which is disclosed in our Annual Report. Financing obligations arise when the Company finances its owned equipment. There has been no change in the Company’s accounting policy for finance lease obligations or change in the recognition or measurement of the related balances now recognized within long-term debt. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-5	North American Construction Group Ltd.

3. Accounts receivable

	March 31, 2023	December 31, 2022
Trade	$51,619	$39,625
Holdbacks	507	372
Accrued trade receivables	27,685	33,207
Contract receivables	79,811	73,204
Other	12,494	10,607
	$92,305	$83,811
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.
4. Revenue
a) Disaggregation of revenue

	Three months ended
	March 31,
	2023	2022
Revenue by source
Operations support services	$229,457	$172,401
Equipment and component sales	9,359	4,310
Construction services	3,789	—
	$242,605	$176,711
Revenue by commercial terms
Time-and-materials	$142,061	$108,339
Unit-price	94,158	65,569
Lump-sum	6,386	2,803
	$242,605	$176,711
Revenue recognition method
As-invoiced	$155,054	$120,439
Cost-to-cost percent complete	78,192	51,962
Point-in-time	9,359	4,310
	$242,605	$176,711
b) Contract balances
Contract assets:

	Three months ended
	March 31,
	2023	2022
Balance, beginning of period	$15,802	$9,759
Transferred to receivables from contract assets recognized at the beginning of the period	(15,802)	(5,136)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	8,115	5,118
Increases as a result of work completed, but not yet an unconditional right to consideration	1,624	961
Balance, end of period	$9,739	$10,702

Contract liabilities:

	Three months ended
	March 31,
	2023	2022
Balance, beginning of period	$1,411	$3,349
Revenue recognized that was included in the contract liability balance at the beginning of the period	(1,407)	(1,930)
Increases due to cash received, excluding amounts recognized as revenue during the period	—	229
Balance, end of period	$4	$1,648

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-6	North American Construction Group Ltd.

c) Transaction price allocated to the remaining performance obligations
For the nine months remaining in 2023, the transaction price allocated to remaining performance obligations is $162,275. This includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.
5. Inventories

	March 31, 2023	December 31, 2022
Repair parts	$27,341	$26,036
Tires and track frames	3,421	3,372
Fuel and lubricants	2,346	2,237
Parts and supplies	33,108	31,645
Parts, supplies and components for equipment rebuilds	15,119	14,899
Customer rebuild work in process	5,037	3,354
	$53,264	$49,898
6. Investments in affiliates and joint ventures
The following is a summary of the Company’s interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures ("Fargo")
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Dene North Site Services Partnership ("DNSS")	49%
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended
	March 31,
	2023	2022
Balance, beginning of period	$75,637	$55,974
Investments in affiliates and joint ventures	—	163
Share of net income	9,523	6,241
Dividends and advances received from affiliates and joint ventures	(6,490)	(1,396)
Intercompany eliminations	(1,967)	(504)
Balance, end of period	$76,703	$60,478
On January 1, 2023, the Dene North Site Services ("DNSS") partnership was dissolved and commenced wind up activities. The Company purchased equipment from the partnership for $2,600, offset by the receipt of final cash distributions of $2,213, resulting in a net cash outflow of $387.

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-7	North American Construction Group Ltd.

a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

March 31, 2023	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$9,576	$5,704	$85,993	$629	$101,902
Other current assets	72,333	35,697	3,109	2,420	113,559
Non-current assets	16,638	29,627	103,928	10,504	160,697
Total assets	$98,547	$71,028	$193,030	$13,553	$376,158
Liabilities
Current liabilities	$28,467	$41,205	$84,302	$1,053	$155,027
Non-current liabilities	12,156	27,009	99,586	5,677	144,428
Total liabilities	$40,623	$68,214	$183,888	$6,730	$299,455
Net investments in affiliates and joint ventures	$57,924	$2,814	$9,142	$6,823	$76,703

December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$6,559	$1,467	$81,326	$800	$90,152
Other current assets	82,147	41,820	1,776	3,495	129,238
Non-current assets	18,422	27,428	93,007	12,510	151,367
Total assets	$107,128	$70,715	$176,109	$16,805	$370,757
Liabilities
Current liabilities	$40,382	$43,381	$78,457	$1,529	$163,749
Non-current liabilities	12,942	22,195	89,907	6,327	131,371
Total liabilities	$53,324	$65,576	$168,364	$7,856	$295,120
Net investments in affiliates and joint ventures	$53,804	$5,139	$7,745	$8,949	$75,637
Statements of Operations

Three months ended March 31, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$56,577	$118,195	$13,300	$1,413	$189,485
Gross profit	7,047	3,950	3,809	13	14,819
Income before taxes	5,172	3,118	1,450	(58)	9,682
Net income	5,048	3,118	1,415	(58)	9,523

Three months ended March 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$42,567	$66,403	$14,043	$2,417	$125,430
Gross profit	7,289	1,602	1,206	460	10,557
Income before taxes	5,317	1,410	(102)	306	6,931
Net income	4,627	1,410	(102)	306	6,241
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates and all other accounts receivable amounts are non-interest bearing.

	March 31, 2023	December 31, 2022
Accounts receivable	$70,968	$65,294
Other assets	2,274	2,444
Accounts payable and accrued liabilities	6,276	13,773
In addition to participation in the joint ventures, the Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-8	North American Construction Group Ltd.

of operations, which were established and agreed to as consideration by the related parties. For the three months ended March 31, 2023 and 2022, revenue earned from these services was $227,669 and $130,969, respectively. The majority of services are being completed through the MNALP joint venture which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP bills the external customer and are settled when MNALP receives payment. At March 31, 2023, MNALP had recorded accounts receivable of $63,629 on their balance sheet (December 31, 2022 – $66,680).
7. Long-term debt

	Note	March 31, 2023	December 31, 2022
Credit Facility	7(a)	$150,000	$180,000
Convertible debentures	7(b)	129,750	129,750
Equipment financing	7(c)	90,916	85,931
Mortgage		29,033	29,231
		$399,699	$424,912
Unamortized deferred financing costs		(4,162)	(4,371)
		$395,537	$420,541
Less: current portion of long-term debt		(42,818)	(42,089)
		$352,719	$378,452
a) Credit Facility
The Company has an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $300.0 million with the ability to increase the maximum borrowings by $50.0 million, subject to certain conditions. The amended agreement matures on October 8, 2025, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $175.0 million and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, the permitted amount of $175.0 million was expanded to include guarantees provided by the Company to certain joint ventures.
As at March 31, 2023, there was $32.0 million (December 31, 2022 - $32.0 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $118.0 million (December 31, 2022 - $88.0 million). As at March 31, 2023, there was $28.3 million in borrowing availability under finance lease obligations (December 31, 2022 - $46.6 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.
The Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at March 31, 2023, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company's Total Debt to Bank EBITDA Ratio. Total debt ("Total Debt") is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property excluding the Company's first securities interests on the Business Development Bank of Canada ("BDC") mortgage.
The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $110.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at March 31, 2023, the Company has provided guarantees on this facility of $65.3 million (December 31, 2022 - $53.4 million). At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded in relation to this guarantee.

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-9	North American Construction Group Ltd.

The Company also acts as guarantor for equipment leases of Nuna Logistics Ltd. ("NLL"), an affiliate of the Company, to avail more favourable financing terms. As at March 31, 2023, NLL had an outstanding balance of $0.3 million under this arrangement (December 31, 2022 - $0.3 million). At this time, there have been no instances or indication that payments will not be made by NLL. Therefore, no liability has been recorded in relation to this guarantee.
b) Convertible debentures

	March 31, 2023	December 31, 2022
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Original conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024, at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the original conversion price; and on or after June 30, 2026, at a redemption price equal to the principal amount. In each case, the Company will pay accrued and unpaid interest on the debentures redeemed to the redemption date.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
c) Equipment financing

	March 31, 2023	December 31, 2022
Finance lease obligations	$51,711	$41,804
Financing obligations	29,423	32,889
Promissory notes	9,782	11,238
	$90,916	$85,931

	Three months ended		Three months ended
	March 31, 2023		March 31, 2022
	Additions	Payments	Additions	Payments
Finance lease obligations	$17,020	$(7,113)	$8,695	$(6,905)
Financing obligations	—	(3,466)	—	(3,469)
Promissory notes	—	(1,456)	—	(1,211)
	$17,020	$(12,035)	$8,695	$(11,585)

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-10	North American Construction Group Ltd.

8. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2022	27,827,282	(1,406,461)	26,420,821
Purchase of treasury shares	—	(6,041)	(6,041)
Issued and outstanding as at March 31, 2023	27,827,282	(1,412,502)	26,414,780
b) Net income per share

	Three months ended
	March 31,
	2023	2022
Net income	$21,846	$13,557
Interest from convertible debentures (after tax)	1,462	1,451
Diluted net income available to common shareholders	$23,308	$15,008

Weighted-average number of common shares	26,415,004	28,426,757
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,412,278	1,567,826
Dilutive effect of 5.00% convertible debentures	2,095,236	2,095,236
Dilutive effect of 5.50% convertible debentures	3,020,199	3,020,199
Weighted-average number of diluted common shares	32,942,717	35,110,018

Basic net income per share	$0.83	$0.48
Diluted net income per share	$0.71	$0.43
For the three months ended March 31, 2023, and 2022, all securities were dilutive.
On April 11, 2022, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the year ended December 31, 2022, the Company purchased and subsequently cancelled 2,113,054 shares under this NCIB, which resulted in a decrease to common shares of $16,824 and a decrease to additional paid-in capital of $15,827. This NCIB is now complete, with the purchase and cancellation of the maximum number of shares.
During the three months ended March 31, 2022, the Company purchased and subsequently cancelled 48,592 shares under another NCIB which commenced on April 9, 2021, which resulted in a decrease to common shares of $391 and a decrease to additional paid-in capital of $477. During the year ended December 31, 2022, the Company completed this NCIB, upon the purchase and cancellation of 82,592 common shares, which resulted in a decrease to common shares of $665 and a decrease to additional paid-in capital of $816.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2022	February 15, 2022	$0.08	March 4, 2022	April 8, 2022	$2,277
Q2 2022	April 26, 2022	$0.08	May 27, 2022	July 8, 2022	$2,232
Q3 2022	July 26, 2022	$0.08	August 31, 2022	October 7, 2022	$2,127
Q4 2022	October 25, 2022	$0.08	November 30, 2022	January 6, 2023	$2,098
Q1 2023	February 14, 2023	$0.10	March 3, 2023	April 6, 2023	$2,621

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-11	North American Construction Group Ltd.

9. Cost of sales

	Three months ended
	March 31,
	2023	2022
Salaries, wages, and benefits	$68,024	$59,690
Repair parts and consumable supplies	49,485	24,565
Subcontractor services	32,610	18,496
Equipment and component sales	6,729	5,393
Third-party equipment rentals	3,697	8,075
Fuel	2,645	6,057
Other	2,111	1,792
	$165,301	$124,068
10. Interest expense, net

	Three months ended
	March 31,
	2023	2022
Credit Facility	$2,658	$1,429
Convertible debentures	1,692	1,692
Interest on customer supply chain financing	1,230	228
Equipment financing	806	891
Mortgage	330	254
Amortization of deferred financing costs	289	281
Interest expense	$7,005	$4,775
Other interest expense (income)	306	(93)
	$7,311	$4,682
11. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, loans to affiliates and joint ventures (included in other assets), acquisition earn-out liability (included in accrued liabilities and other long-term obligations), accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		March 31, 2023		December 31, 2022
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,750	141,844	129,750	131,795
Financing obligations	Level 2	29,423	27,605	32,889	30,783
Mortgage	Level 2	29,033	24,380	29,231	24,329

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-12	North American Construction Group Ltd.

b) Swap agreement
On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. During the three months ended March 31, 2023, the Company recognized an unrealized gain of $2,509 on this agreement based on the difference between the par value of the converted shares and the expected price of the Company’s shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 458,400 shares at a par value of $18.94 (December 31, 2022 - 200,678 shares at a par value of $14.38, and an additional 152,100 shares at a par value of $17.84). The fair value of the shares as at March 31, 2023, was $22.54 (December 31, 2022 - $18.08). The fair value of this swap is recorded in other assets on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income. This swap agreement is expected to mature in October 2023.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to ensure that significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also significantly mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. For clarity, revenues of $189,485 for the three months ended March 31, 2023 ($125,430 for the three months ended March 31, 2022) from our share of these investments are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended
	March 31,
	2023	2022
Customer A	31%	31%
Customer B	24%	23%
Customer C	23%	22%
Customer D	15%	17%
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is protected, to a large extent, against inflation risk given the contracts in place contain annual contractual price increases but with the cost increases experienced at operating sites, the timing of contractual price increases poses a short-term risk to financial results. This risk is primarily due to the public reporting of index values, used to calculate the contractual price increases, lagging actual cost increases by one to three months.

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-13	North American Construction Group Ltd.

12. Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2023	2022
Cash paid during the period for:
Interest	$6,924	$3,917
Income taxes	88	—
Cash received during the period for:
Interest	298	7
Operating subleases included in cash from operations	1,796	2,035
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	17,020	8,695
Increase in assets held for sale, offset by property, plant and equipment	1,671	85
Non-cash working capital exclusions:
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	—	639
Net increase in accrued liabilities related to the current portion of deferred stock units liability	(1,052)	—
Net increase in accrued liabilities related to the current portion of acquisition DGI earn-out liability	—	(1,092)
Net decrease (increase) in accrued liabilities related to taxes payable	266	(368)
Net increase in accrued liabilities related to dividend payable	(523)	(1,139)
Net decrease in accounts payable related to loans from affiliates and joint ventures	7,500	—
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

	Three months ended
	March 31,
	2023	2022
Operating activities:
Accounts receivable	$(8,494)	$11,082
Contract assets	6,063	(943)
Inventories	(3,366)	(9,485)
Contract costs	—	653
Prepaid expenses and deposits	1,004	2,450
Accounts payable	(13,672)	(11,186)
Accrued liabilities	(14,139)	(11,539)
Contract liabilities	(1,407)	(1,701)
	$(34,011)	$(20,669)

Interim Consolidated Financial Statements (Unaudited) March 31, 2023	F-14	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended March 31, 2023.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2023 and ended on March 31, 2023, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: April 26, 2023

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended March 31, 2023.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2023, and ended on March 31, 2023, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: April 26, 2023

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer